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                           May 6, 2022

       Jennifer L. Good
       President and Chief Executive Officer
       Trevi Therapeutics, Inc.
       195 Church Street, 14th Floor
       New Haven, Connecticut 06510

                                                        Re: Trevi Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2022
                                                            File No. 333-264614

       Dear Ms. Good:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Stuart Falber